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                              UBS Investment Trust
                              51 West 52nd Street
                         New York, New York  10019-6114

December 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:
     UBS Investment Trust
     (File Nos. 33-39659 and 811-6292)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, UBS Investment Trust (the "Registrant") and the Registrant's principal underwriter, UBS Global Asset Management (US) Inc. hereby respectfully request that the effective date of the Post-Effective Amendment to the Registrant's Registration Statement on Form N-1A, filed on December 21, 2004, be accelerated so that it will become effective on December 29, 2004, at 8:00 a.m. or as soon thereafter as practicable. The Registrant and UBS Global Asset Management (US) Inc. are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

Please call Jack W. Murphy of Dechert LLP, the Registrant's outside counsel, at (202) 261-3303 or Eric Griffith at (860) 524-3969 if you have any questions.

Sincerely yours,

/s/ James Capezzuto

James Capezzuto
Vice President and Assistant Secretary

(1)  Post-Effective Amendment No. 38.

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The Undersigned hereby joins in the above request.

UBS Global Asset Management (US) Inc.

/s/ W. Douglas Beck

W. Douglas Beck
Executive Director


cc:  Brion Thompson
     Securities and Exchange Commission